UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3) *

HomeTrust Bancshares (HTBI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

437872 10 4
(CUSIP Number)

12/31/2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	437872 10 4	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,679,212 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,679,212 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,679,212 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.66%
12	TYPE OF REPORTING PERSON		IA

(1)	Consists of 1,572,277 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 40,067 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 66,868 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages; as such, the Reporting Person may be deemed to be a beneficial owner of reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	437872 10 4	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,572,277 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,572,277 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,572,277 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.04%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 1,572,277 shares of common stock of the Issuer held by Financial Opportunity Fund, LLC.

CUSIP No.	437872 10 4	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Long/Short Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	40,067 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	40,067 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		40,067 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0.23%
12	TYPE OF REPORTING PERSON		OO

(1)	Consists of 40,067 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund, LLC.

CUSIP No.	437872 10 4	Page 5 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	1,679,212 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER
PERSON WITH:	8	SHARED DISPOSITIVE POWER	1,679,212 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		1,679,212 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.66%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 1,572,277 shares of common stock of the Issuer held by Financial Opportunity Fund LLC and 40,067 shares of common stock of the Issuer held by Financial Opportunity Long/Short Fund LLC, of which FJ Capital Management LLC is the managing member, and 66,868 shares of common stock of the Issuer held by managed accounts that FJ Capital Management manages. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of reported shares but as to which Mr. Friedman disclaims beneficial ownership.

CUSIP No.	437872 10 4	Page 6 of 9

Item 1(a).	Name of Issuer:

HomeTrust Bancshares

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 Woodfin Street
Asheville, NC 28801

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of the following Reporting Persons: Financial Opportunity Fund LLC Financial Opportunity Long/Short Fund LLC FJ Capital Management LLC Martin Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FJ Capital Management, LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Opportunity Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Opportunity Long/Short Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Martin Friedman

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Financial Opportunity Long/Short Fund LLC, and FJ Capital Management LLC – Delaware limited liability companies Martin Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

437872 10 4

CUSIP No.	437872 10 4	Page 7 of 9

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FJ Capital Management LLC – 1,679,212 shares Financial Opportunity Fund LLC – 1,572,277 shares Financial Opportunity Long/Short Fund LLC – 40,067 shares Martin Friedman – 1,679,212 shares

(b)	Percent of class:

FJ Capital Management LLC – 9.66% Financial Opportunity Fund LLC – 9.04% Financial Opportunity Long/Short Fund LLC – 0.23% Martin Friedman – 9.66%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

CUSIP No.	437872 10 4	Page 8 of 9

All Reporting Persons - 0

	(ii)	Shared power to vote or to direct the vote

FJ Capital Management LLC – 1,679,212 shares Financial Opportunity Fund LLC – 1,572,277 shares Financial Opportunity Long/Short Fund LLC – 40,067 shares Martin Friedman – 1,679,212 shares

(iii)	Sole power to dispose or to direct the disposition of

All Reporting Persons – 0

(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Management LLC – 1,679,212 shares Financial Opportunity Fund LLC – 1,572,277 shares Financial Opportunity Long/Short Fund LLC – 40,067 shares Martin Friedman – 1,679,212 shares

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

Due to the relationships among them, the reporting persons hereunder may be deemed to constitute a “group” with one another for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No.	437872 10 4	Page 9 of 9

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: 1/10/2024

Financial Opportunity Fund LLC

By: FJ Capital Management LLC, its Managing Member

By:     /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

Financial Opportunity Long/Short Fund LLC

By: FJ Capital Management LLC, its Managing Member

By:     /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

FJ Capital Management LLC

By:     /s/ Martin Friedman

Name: Martin Friedman

Title: Managing Member

/s/ Martin Friedman

MARTIN FRIEDMAN